FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1 - NAME AND ADDRESS OF COMPANY

Rubicon Minerals Corporation
Suite 1540 - 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

ITEM 2 - DATE OF MATERIAL CHANGE

April 12, 2006

ITEM 3 - NEWS RELEASE

April 12, 2006, Vancouver, British Columbia
Disseminated by CCN Matthews.

ITEM 4 - SUMMARY OF MATERIAL CHANGE

On April 12, 2006, Rubicon closed a brokered private placement financing to raise gross proceeds ofC$11,308,028

ITEM 5 - FULL DESCRIPTION OF MATERIAL CHANGE

On April 12th, Rubicon closed the brokered private placement which Rubicon had originally announced on March 29th, 2006. Rubicon raised gross proceeds of $11,308,028 through the sale of 7,640,560 common shares at a price of $1.48 per share. The offering consisted of 6,800,000 common shares which were sold to the underwriters on a “bought deal” basis, plus an additional 840,560 common shares issued pursuant to the partial exercise by the underwriters of their over-allotment option.

TD Securities Inc. and Blackmont Capital Inc. acted as underwriters for the offering and received a commission of 6% of gross proceeds. Shares issued under the offering, including those issued pursuant to the over-allotment option, are subject to a 4-month hold period in Canada until August 13, 2006.

The net proceeds of the offering will be used by Rubicon to finance the exploration of the Red Lake gold camp and for general working capital purposes, including costs related to its proposed Plan of Arrangement.

ITEM 6 - RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable

ITEM 7 - OMITTED INFORMATION

Not applicable

ITEM 8 - EXECUTIVE OFFICER

David W. Adamson (business number: (604) 623-3333) is the officer of Rubicon knowledgeable about the details of this material change report.

ITEM 9 - DATE OF REPORT

DATED at Vancouver, BC, the 18th day of April, 2006.